UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at October 4, 2007

FARALLON RESOURCES LTD.
Suite 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Canada

(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 4, 2007

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES MANAGER OF CONCENTRATE MARKETING & LOGISTICS
APPOINTED FOR NEGOTIATING OFFTAKE CONTRACTS FOR G-9 CONCENTRATES

October 4, 2007 Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN; OTCBB: FRLLF) ("Farallon " or "the Company") is pleased to announce that Tomas Alba has been appointed Manager of Concentrate Marketing and Logistics for the Company's G-9 polymetallic - zinc, copper, gold, silver, lead - project at Campo Morado in Guerrero State, Mexico. This appointment augments and completes the senior operating and management team of the Company.

Mr. Alba will report to the President and CEO and will be responsible for developing the ongoing marketing and transportation strategies to maximise revenue and minimise distribution costs for the concentrates produced from a mine at G-9. It is anticipated that off-take agreement negotiations will commence in the new year. The market for the Company's products is anticipated to be both international and within Mexico.

Tomas Alba is an Industrial Engineer with a M.Sc. in Transport and Maritime Studies. He has over 15 years experience in international sales, negotiations, marketing, logistics and vessel chartering. He worked for the Colombian state coal mining company, Carbones de Colombia, Carbocol, where he worked in increasing levels of responsibility in the transportation and sales departments of the company. Assisting in establishing Carbocol as a major new entrant into the international steam coal market, he held the positions of Director of Sales responsible for all coal sales to international markets and Department Head for Chartering and Logistics, responsible for the negotiation of all Charter Party's and Contract of Affreightments for the shipping of Carbocol's products around the globe.

Dick Whittington said: "I am extremely pleased to have Tomas join our team. This is a key appointment and will be a major focus of the Company's activities for the next 12 months. Farallon's target is to be in production by July 1, 2008 and to be shipping concentrates to customers shortly thereafter. The concentrate market for zinc, copper and lead are firm right now and are anticipated to remain so for the near term. The Company intends to manage the delivery of its products to the marketplace on an ongoing basis to maximise net revenue and minimise transportation costs. This will be a dynamic process and will involve the various tools available in the market to maximise value to the Company, thereby enhancing the future profitability of the G-9 mine."

Farallon is advancing the exploration and development of the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. The Company's 2007 parallel track program has been successful to date. Exploration drilling is expanding the high-grade G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are all taking place concurrently, with the goal of commencing production in July 2008. Farallon has Cdn$43 million in cash in simple interest daily savings accounts with ScotiaBank and has concluded debt financing arrangements with Rothschild of London (see Farallon News Release dated March 21, 2007).

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and its annual Form on 20F filing with the United States Securities and Exchange Commission.